

September 8, 2014

Via E-mail
Mr. Jaime R. Casas
Vice President, Chief Financial Officer
LRR Energy, L.P.
1111 Bagby Street, Suite 4600
Houston, Texas 77002

> **Re:** **LRR Energy, L.P.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 12, 2014**
> **File No. 001-35344**

Dear Mr. Casas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Glossary of Terms, page ii

1. Please revise your definition of proved undeveloped reserves to coincide with the current definitions set forth in Rule 4-10(a) of Regulation S-X.

Properties, page 32

Oil and Natural Gas Data and Operations, page 35

Developed Acreage, page 38

2. Based on the tabular disclosure provided on page 33, it appears that approximately 12% of your total proved reserves at December 31, 2013 are undeveloped. However, you have

not disclosed the amount of your leasehold acreage that is undeveloped pursuant to Item 1208(b) of Regulation S-K. Please note the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K would include as undeveloped "[t]hose leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves." Also note that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

3.   We note your disclosure that "no material acreage is set to expire in the near term." Please clarify for us in greater detail each of the years represented to be within the "near term." If you have material amounts of acreage that will expire beyond this period, please expand your disclosure to include the minimum remaining terms of such leases to comply with the requirements in Item 1208(b) of Regulation S-K.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 46

Financial and Operating Data, page 51

4.   Please expand the footnote disclosure relating to the Red Lake and Potato Hills fields to provide the annual production amounts by final product sold, of oil, gas, and other products such as NGLs for these fields to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

Notes to Consolidated/Combined Financial Statements, page F-12

16. Supplemental Information on Oil and Natural Gas Exploration and Production Activities (Unaudited), page F-34

Oil and Natural Gas Reserves, page F-35

5.   Please clarify for us and expand your disclosure to provide a reason for the apparent difference between the proved quantities of oil, NGL and gas reserves disclosed as of November 15, 2011 for the Predecessor and the corresponding amounts contributed to the Partnership on November 16, 2011. For example, the amount of oil contributed to the Partnership on November 16, 2011 appears to be greater than the closing balance as of November 15, 2011 of the Predecessor.

6.   The footnote disclosure provided on page F-36 in conjunction with the changes in net reserves does not appear to provide an explanation for all of the significant changes that occurred. For example, footnote one explains the decrease in natural gas reserves for the period ending December 31, 2012; however, it does not also explain the reasons for the

significant additions in oil and NGLs due to revisions that occurred in the same period. We also note that an explanation has not been provided for the significant additions related to extensions and discoveries for the Predecessor during the period ending November 15, 2011. Please expand your disclosure to comply with FASB ASC paragraph 832-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director